UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41907

ARCADIUM LITHIUM PLC

(Exact name of registrant as specified in its charter)

Bailiwick of Jersey	98-1737136
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1818 Market Street Suite 2550 Philadelphia, PA United States 19103 Tel. 215-299-5900	Suite 12, Gateway Hub Shannon Airport House Shannon, Co. Clare V14 E370 Ireland V14 E370 Tel. 353-1-6875238

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

EXPLANATORY NOTE:

*On March 6, 2025, the acquisition by Rio Tinto BM Subsidiary Limited, a private limited company incorporated under the laws of England and Wales (the “Buyer”), of the entire issued and to be issued share capital of Arcadium Lithium plc (the “Registrant”), as contemplated by the Transaction Agreement dated as of October 9, 2024 (the “Transaction Agreement”), by and among, the Registrant, Rio Tinto Western Holdings Limited, a private limited company incorporated under the laws of England and Wales (the “Parent”), and the Buyer, was completed and the Registrant became a wholly owned subsidiary of the Buyer (or such affiliate of the Buyer designated by the Buyer in accordance with the terms of the transaction).

Pursuant to the requirements of the Securities Exchange Act of 1934, Arcadium Lithium plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Arcadium Lithium plc

Dated: March 17, 2025	By:	/s/ Paul W. Graves
		Name:	Paul W. Graves
		Title:	President and Chief Executive Officer